United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐    No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐    No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    ☐    No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

B3/B4 back-up dam, delivered in 4Q20 VALE’S PRODUCTION AND SALES IN 4Q20 AND 2020 1

www.vale.com vale.ri@vale.com Tel.: (5521) 3485-3900 Investor Relations Ivan Fadel André Werner Mariana Rocha Samir Bassil Department This press release may include statements about Vale's current expectations about future events or results (forward -looking statements). Many of those forward -looking statements can be identified by the use of forward -looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward - looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward -looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” a nd “Risk Factors” in Vale’s annual report on Form 20 -F. 2 B3: VALE3 NYSE: VALE LATIBEX: XVALO

Production and sales in 4Q20 and 2020

Record iron ore sales to China in 4Q20	Resumption of Serra Leste and Fábrica in 4Q20	Record Nickel sales for a quarter since 4Q17	Moatize plant revamp restart in 4Q20

Rio de Janeiro, February 3rd, 2021 – 2020 ends with the partial resumption of all iron ore fines operations halted in 2019, which became even more challenging due to the COVID-19 pandemic and the need to adopt measures to protect employees and support communities. Although the pandemic-related impacts and measures reduced productivity in all businesses and postponed, in 2020, the start-up of the new iron ore assets, Vale remains confident to achieve 400 Mtpy capacity by the end of 2022.

In 4Q20, Vale resumed Serra Leste and Fábrica sites in Iron Ore Business and resumed Moatize revamp works. The quarter was marked by a strong quarter-on-quarter sales increase in the Iron Ore (25.9%), Copper (15.4%) and Nickel (13.6%) businesses.

Vale's iron ore fines production[1] totalled 300.4 Mt in 2020, in line with 2019 as a result of (i) the resumption of halted operations such as Vargem Grande and Timbopeba; (ii) S11D ramp up; and (iii) full year operating Alegria site. These positive effects were fully offset by: (i) constraints in tailings disposal in Itabira and Brucutu; and (ii) delays in opening new mining fronts in Serra Norte; (iii) COVID-19 impacts; and (iv) 4-month stoppage of Fazendão site.

Iron ore production - Mt



302.0
12.3
9.5
6.7
-20.7
-3.7
-3.5
-2.9
-0.7
300.4
2019
Resumption of halted operations
S11D ramp-up
Alegria
Restriction in Itabira and Brucutu[1]
Serra Norte[2]
COVID-19[3]
Fazendão stoppage
Others[4]
2020

[1] Excluding the COVID-19 impact (-1 Mt) in Itabira Complex. [2] Excluding the COVID-19 impact (-2.5 Mt) in Serra Norte. [3] Excluding the impact of 6.3 Mt from works postponements due to COVID-19 pandemic. [4] Including ROM production in Fazendão to supply Samarco restart.

In 4Q20, Vale produced 84.5 Mt of iron ore fines, 5% lower than in 3Q20 mainly due to higher rainfall levels[2] and tailings disposal restrictions in Southeastern System.

[1] Including third party purchases, run-of-mine and feed for pelletizing plants. Vale's product portfolio Fe content reached 63,3%, alumina 1,5% and silica 4,3%.
[2] 4Q20 = 461mm / 3Q20 = 33mm / 4Q19 = 377mm.

3

Considering production restrictions, **Vale ended 2020 with 322 Mt of production capacity and expects to achieve 350 Mt capacity by the end of 2021.**



Capacity resumption plan for 2021
Main milestones
Northern System
Southeastern System
Southern System
1Q21
Timbopeba
Plant's adaptation for tailings disposal at Timbopeba pit
+7 Mtpy
Vargem Grande
Pellet plant restarted in January
+7 Mtpy of pellets
2Q21
Vargem Grande
Unlock conveyor belt capacity
+6 Mtpy
Fábrica
Shift to wet processing
+4 Mtpy
3Q21
Vargem Grande
Start-up of Maravilhas III dam and filtering plant
+4 Mtpy
4Q21
Brucutu
Torto dam start-up
+17 Mtpy
Serra Leste
Repower crushers
+2 Mtpy
S11D
Crushers' installation to process jaspilite ores
+2 Mtpy
Potential restrictions in 2021
Itabira
Temporary tailings disposal restrictions due to limited disposal areas
-9 Mtpy
Other sites
Licensing delays and lower performance (e.g. Mutuca, Serra Norte)
-5 Mtpy

Vale's pellet production totalled 29.7 Mt in 2020, 29.0% lower than in 2019, as a result of lower pellet feed availability from Vale's sites and production adjustments according to market conditions. Vale's pellet production was 7.1 Mt in the quarter, down 1.4Mt sequentially due to lower pellet feed availability from Brucutu and Itabira and maintenances in Tubarão 6 pellet plant. In January 2021, Vale resumed Vargem Grande pellet plant operations, halted since February 2019, adding 7 Mtpy of pellet plant capacity (from 46.8 Mtpy to 53.8 Mtpy). Vale's bottleneck for pellet production continues to be the lower pellet feed availability from its operations.

Sales volumes of iron ore fines and pellets totalled 286.1 Mt in 2020, 5% below iron ore fines production. In order to supply clients during 2019, Vale drew down its operational inventories, achieving unsustainable low levels. During 2020, Vale needed to rebuild its operational inventories, supporting greater adherence between sales and production in 2021.

In 4Q20, Vale's sales of iron ore fines and pellets reached 91.3 Mt with a premium of US$ 4.3/t[3]. Vale achieved record sales to China in 4Q20, totalling 64 Mt (vs. 58 Mt in 4Q19).

Production of finished nickel ex-VNC was 183.7 kt in 2020, in line with 2019. On the positive side, annual production was supported by (i) improved performance of 9.3 kt from Onça Puma, with a full operating year, after receiving judicial authorization[4] to resume mine and

[3] Iron ore premium of US$ 3.2/t and weighted average contribution of pellets of US$ 1.1/t.

[4] Mining and processing plant activities in Onça Puma were suspended in September 2017 and June 2019, respectively, when the Court of Appeals of the First Region granted an injunction in favor of the Federal Prosecutors due to the alleged impact on indigenous communities

4

processing activities in September 2019 and (ii) increased source ore from Indonesia of 3.4 kt due to stable operations throughout the year. COVID-19 impacts estimated to have trimmed annual production by 7.3 kt across all our Base Metals operations and the biennial broader-scope scheduled maintenance at Canada operations, which reduced production by 4.9 kt. In 4Q20, production totalled 55.9 kt, 19% higher than 3Q20, explained by stronger production rates after maintenance works rescheduled from 1H20 to 3Q20 across nickel operations.

Copper production reached 360.1 kt in 2020, 5.5% lower than 2019, mainly as a result of: (i) 35.3 kt lower production from COVID-19 impacts, which include the decision to minimize the contingent of workers on site, travel restrictions and disruptions in the supply chain, increase in absenteeism levels and infrastructure and equipment maintenance delays; and (ii) 10.8 kt reduction from limited Canadian mill production due to lower mining rates. These decreases were partially offset by 22.2 kt higher production from strong performance in Sossego, which had increased mill processing rates and higher copper grades. In 4Q20, production totalled 93.5 kt, 7% higher than 3Q20, mostly due to stronger production rates across Brazil and Canada operations.

Coal business resumed its maintenance activities in November, which are expected to be completed during 1Q21, followed by the commissioning activities of new and revamped equipment. Mine and plant ramp-up should start by 2Q21 until the end of 2021. Vale expects to achieve a production run-rate of 15 Mtpy in 2H21.

Production summary

						% change		
000' metric tons	4Q20	3Q20	4Q19	2020	2019	4Q20/3Q20	4Q20/4Q19	2020/2019
Iron ore[1]	84,508	88,676	78,344	300,385	301,972	-4.7%	7.9%	-0.5%
Pellets	7,117	8,562	9,415	29,676	41,794	-16.9%	-24.4%	-29.0%
Manganese Ore	119	109	450	740	1,576	9.2%	-73.6%	-53.0%
Coal	1,230	1,402	1,876	5,878	8,770	-12.3%	-34.4%	-33.0%
Nickel	55.9	47.1	56.7	214.7	208.0	18.7%	-1.4%	3.2%
Nickel Ex-VNC[2]	50.8	38.6	51.9	183.7	184.6	31.6%	-2.1%	-0.5%
Copper	93.5	87.6	90.3	360.1	381.1	6.7%	3.5%	-5.5%
Cobalt (metric tons)	1,042	1,223	1,141	4,672	4,376	-14.8%	-8.7%	6.8%
Gold (000' oz troy)	120	116	132	469	480	3.4%	-9.1%	-2.3%

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.
[2] Nickel ex-VNC production by site totaled 193.2 kt in 2020.

Sales summary

						% change		
000' metric tons	4Q20	3Q20	4Q19	2020	2019	4Q20/3Q20	4Q20/4Q19	2020/2019
Iron ore[1]	82,825	65,769	77,907	254,865	269,306	25.9%	6.3%	-5.4%
Pellets	8,486	8,464	10,966	31,211	43,199	0.3%	-22.6%	-27.7%
Manganese Ore	461	428	570	1,378	1,063	7.7%	19.1%	29.6%
Coal	1,535	1,381	2,042	5,867	8,784	11.1%	-24.9%	-33.2%
Nickel	66.1	58.2	47	210.9	205.7	13.6%	40.6%	2.5%
Copper	93.0	80.6	87.8	346.3	365.2	15.4%	5.9%	-5.2%

[1] Including third party purchases and run-of-mine.

located close to the mining site. Vale has appealed this decision and in September 2019 the Federal Supreme Court (SFT) decided to suspend the injunctions and to grant the return of Onça Puma operations.

5

Iron ore

000' metric tons	4Q20	3Q20	4Q19	2020	2019	% change 4Q20/ 3Q20	4Q20/ 4Q19	2020/ 2019
Northern System	**53,053**	**56,850**	**50,729**	**192,266**	**188,721**	**-6.7%**	**4.6%**	**1.9%**
Serra Norte and Serra Leste	31,158	32,459	31,438	109,416	115,352	-4.0%	-0.9%	-5.1%
S11D	21,895	23,391	19,291	82,850	73,369	-6.4%	13.5%	12.9%
Southeastern System	**16,468**	**16,307**	**17,019**	**57,285**	**73,148**	**1.0%**	**-3.2%**	**-21.7%**
Itabira (Cauê, Conceição and others)	6,117	6,465	8,067	23,913	35,969	-5.4%	-24.2%	-33.5%
Minas Centrais (Brucutu and others)	3,422	4,394	6,600	15,655	25,883	-22.1%	-48.2%	-39.5%
Mariana (Alegria, Timbopeba and others)	6,929	5,448	2,352	17,717	11,296	27.2%	194.6%	56.8%
Southern System	14,314	**14,930**	**9,980**	**48,368**	**37,733**	**-4.1%**	**43.4%**	**28.2%**
Paraopeba (Mutuca, Fábrica and others)	6,717	7,064	4,997	23,302	24,637	-4.9%	34.3%	-5.4%
Vargem Grande (Vargem Grande, Pico and others)	7,597	7,866	4,983	25,066	13,096	-3.4%	52.5%	91.4%
Midwestern System	673	**589**	**616**	**2,466**	**2,370**	**14.3%**	**9.3%**	**4.1%**
Corumbá	673	589	616	2,466	2,370	14.3%	9.3%	4.1%
IRON ORE PRODUCTION[1]	**84,508**	**88,676**	**78,344**	**300,385**	**301,972**	**-4.7%**	**7.9%**	**-0.5%**
IRON ORE SALES[2]	**82,825**	**65,769**	**77,907**	**254,865**	**269,306**	**25.9%**	**6.3%**	**-5.4%**
IRON ORE AND PELLETS SALES	**91,311**	**74,233**	**88,873**	**286,076**	**312,505**	**23.0%**	**2.7%**	**-8.5%**

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.
[2] Including third party purchases and run-of-mine.

Production variation (4Q20 x 3Q20)
Mt



88.7
-3.8
0.2
-0.6
0.1
84.6
3Q20
Northern System
Southeastern System
Southern System
Midwestern System
4Q20

Northern System

The Northern System was mainly affected by higher rainfall levels[5] impacting production activities.

Serra Leste operation restarted in December after receiving the required Installation License. The site is expected to produce 4-5 Mt in 2021, reaching 6 Mtpy of run-rate until the end of the year. An expansion project will be developed in the coming years to adapt and repower the

[5] 4Q20 = 461mm / 3Q20 = 33mm / 4Q19 = 377mm.

6

existing plant, allowing a capacity upgrade to 10 Mpty. The expansion start-up is expected by the first semester of 2023. On January 14th, 2021, a fire occurred in one (CN6) of the eight ship loaders at the Ponta da Madeira Maritime Terminal, in São Luís, Maranhão. The fire was controlled, without casualties or environmental damage. On January 28th, shipping activities at Southern berth of Pier IV were resumed using the second ship loader (CN7) available at the berth, which was not affected. Vale expects to conclude the maintenance activities at the affected ship loader (CN6) in the first half of 2021, without impacts on shipments and production in 2021 (For more details, click here) Southeastern System Southeastern System’s production was in line with 3Q20, as result of higher ROM production to supply Samarco restart. This was partly offset by (i) a lower production level in Itabira and Brucutu related with lower performance of the temporary tailings disposal solutions; and (ii) and the use of mechanical dismantling and higher average haulage distance in Alegria, decreasing site’s productivity since Xingu dam was raised to Emergency Level 2 protocol. Southern System The weaker operational performance in 4Q20 can be mainly attributed to (i) the partial stoppage (resumed in January 2021) of Viga’s operations due to the suspension of the permit required to dispose tailings in B7 dam; and (ii) lower mining productivity in Abóboras mine, caused by the reduced efficiency of mechanical dismantling in compact itabirite mining fronts. This was partially offset by the resumption of Fábrica’s dry processing. Fábrica site resumed its activities in December after several vibration tests certified the absence of impacts on the site’s structures. Site’s operations were halted since February 2019. Until the resumption of beneficiation plant activities, which are expected to restart in 2Q21, Fábrica will operate by dry processing and mechanical dismantling, adding around 2 Mtpy of production capacity. Operational stabilization and resumption plan Vale has a set of solutions and new assets for unlocking and resuming capacities in its sites, which are under implementation in collaboration with the National Mining Agency (ANM), the Public Prosecutor’s Office of the Minas Gerais State (MPMG) and the external audit firms. 7

	Actions in progress	Accomplishments in 4Q20	Timeline for resumption
Northern System	• Licensing and opening new mining fronts. • Progressing on the construction of Gelado, Northern System 240 Mtpy and Serra Sul 120 projects.	• Serra Leste: Installation license conceded by SEMAS/PA and resumption of operations in November. • Serra Norte: Opening of new mining fronts in Morro 1 in progress increasing site's productivity.	• 4Q21: Repower Serra Leste crushers. • 2021/22: Installation of new crushers to process jaspilite ore bodies in S11D. • 1H22: Start-up of Gelado project with 10 Mtpy capacity. • 2H22: Start-up of Northern System 240 Mtpy project, increasing the System's capacity by 10 Mtpy. • 1H23: Expansion of Serra Leste to 10 Mtpy capacity. • 2021/23: Applying for new licenses and opening new mining fronts. • 2023: Usina 1 shift to 100% dry processing temporarily impacting production. • 1H24: Start-up of Serra Sul 120 project.
Itabira	• Completion of studies (geotechnical investigations) of Itabiruçu dam. • Restart raising construction works of Itabiruçu dam, after removal of emergency level. • Completion of tailings' filtration plants construction to increase wet processing capacity. • Tailings piles developing and licensing.	• Improvements in Onça and Periquito pits tailings disposal capacity, supporting Conceição site. • Tailings' filtration plant construction works achieved 31% and 45% of physical progress in Cauê and Conceição, respectively.	• 1Q21: Removal of emergency level of Itabiruçu dam and start of raising construction. • 2021: Capacity restrictions throughout the year due to area constraint for tailings disposal. • 2022: Start-up of tailings' filtering plants and dry stacking activities[6], increasing site's capacity to 40 Mtpy from current 26 Mtpy.
Brucutu	• Completion of Torto dam[7] and tailings' filtration plant construction to increase wet processing capacity. • Assessment of Norte/Laranjeiras dam geotechnical characteristics.	• Torto dam construction works achieved 87% of physical progress. • Tailings' filtration plant construction works achieved 49% of physical progress.	• 4Q21: Start-up of Torto dam, increasing site's capacity to 28 Mtpy from current 11 Mtpy. • 2022: Start-up of tailings' filtering plant and dry stacking activities and use of Torto and Norte/ Laranjeiras[8] dams as contingency.
Timbopeba	• Project being concluded to adapt the plant's capacity for tailings disposal at Timbopeba pit.	• Progressed on plant's adaptation to increase capacity. • Capanema project approved in December.	• 1Q21: Increase production capacity to 12 Mtpy from current 5 Mtpy fully disposing tailings at Timpopeba pit. • 2H23: Start-up of Capanema project, adding 14 Mtpy of net capacity in the first years.

[6] Using Itabiruçu dam as contingency.
[7] A positive declaration of stability condition (DCE) and an operating license for Torto dam operations are necessary, relying on the external auditor and authorities' assessment.
[8] Norte/Laranjeiras dam is under Emergency Level 2 and today does not have a positive stability declaration, which is required to resume operations. The use of the dam as contingency is expected in 2025.

8

	Actions in progress	Accomplishments in 4Q20	Timeline for resumption
Fábrica	• Conclusion of beneficiation plant vibration tests (to certify the absence of impacts on the site's structures), depending on external assessment/ approval.	• Resumption of dry processing operations in December with 2 Mtpy capacity. • Approval received to start vibration tests at beneficiation plant facilities. • Construction of pipeline for tailings disposal at Forquilha V concluded and progressing on commissioning.	• 2Q21: Resumption of beneficiation plant activities, upgrading capacity to 6 Mpty, after vibration tests conclusion. • 2022: Resumption of Fábrica pellet plant, depending on market conditions.
Vargem Grande Complex	• Completion of Maravilhas III dam[9] and tailings' filtration plant construction to increase wet processing capacity. • De-characterization of Vargem Grande dam. • Studies to debottleneck logistics capacity, limited by the impossibility to operate the long-distance conveyor belt in the segment close to the Vargem Grande dam and the use of autonomous train in Forquilhas and Grupo dams self-rescue zones (ZAS).	• Maravilhas III dam construction works achieved 56% of physical progress. • Tailings' filtration plant construction works achieved 86% of physical progress. • Approval received to start VGR's conveyor belt tests. • Progress on blasting dismantling studies in Sapecado and Galinheiro mine. • New Steel plant construction approved in December. • VGR pellet plant resumed in January 2021.	• 2Q21: Unlock site's conveyor belt capacity, increasing site's capacity to 36 Mtpy.[10] • 3Q21: Start-up of Maravilhas III dam and tailings' filtering plant[11]. • 2022: Start-up of New Steel plant with 1.5 Mtpy capacity • 2021/27: Increase railway capacity, advancing in studies to elevate automated train productivity and decreasing emergency levels of Forquilhas and Grupo dams[12].

[9] A positive declaration of stability condition (DCE) for Maravilhas III dam operations are necessary, relying on the external auditor's assessment.
[10] Resumption of conveyor belt relies on external approvals by National Mining Agency (ANM) and external auditors
[11] The start-up increases mine-plant capacity to 53 Mtpy, and production is limited by railway capacity.
[12] Decrease of emergency levels also depends on external evaluation by ANM and external auditors.

9

VALE

Pellets

000' metric tons	4Q20	3Q20	4Q19	2020	2019	% change 4Q20/3Q20	4Q20/4Q19	2020/2019
Northern System	**1,195**	**1,176**	**1,152**	**4,173**	**3,997**	**1.6%**	**3.7%**	**4.4%**
São Luis	1,195	1,176	1,152	4,173	3,997	1.6%	3.7%	4.4%
Southeastern System	**4,174**	**4,906**	**5,859**	**13,575**	**27,329**	**-14.9%**	**-28.8%**	**-50.3%**
Tubarão 1 and 2	-	-	34	-	2,727	n.m.	-100%	-100%
Itabrasco (Tubarão 3)	804	821	989	2,968	3,172	-2.1%	-18.7%	-6.4%
Hispanobras (Tubarão 4)	738	863	1,018	2,593	3,607	-14.5%	-27.5%	-28.1%
Nibrasco (Tubarão 5 and 6)	359	1,007	1,333	3,433	7,343	-64.3%	-73.1%	-53.2%
Kobrasco (Tubarão 7)	631	849	897	2,831	3,819	-25.7%	-29.7%	-25.9%
Tubarão 8	1,642	1,366	1,588	5,925	6,661	20.2%	3.4%	-11.0%
Southern System	**-**	**-**	**-**	**129**	**1,069**	**n.m.**	**n.m.**	**-87.9%**
Fábrica	-	-	-	-	515	n.m.	n.m.	-100%
Vargem Grande	-	-	-	129	554	n.m.	n.m.	-76.7%
Oman	**1,748**	**2,480**	**2,404**	**7,625**	**9,245**	**-29.5%**	**-27.3%**	**-17.5%**
Others[1]	**-**	**-**	**-**	**-**	**154**	**n.m.**	**n.m.**	**-100%**
PELLETS PRODUCTION	**7,117**	**8,562**	**9,415**	**29,676**	**41,794**	**-16.9%**	**-24.4%**	**-29.0%**
PELLETS SALES	**8,486**	**8,464**	**10,966**	**31,211**	**43,199**	**0.3%**	**-22.6%**	**-27.7%**

[1] Third party capacity utilization.

Production overview

Vale's pellet production declined from 3Q20, mainly due to lower pellet feed availability from Itabira and Brucutu, maintenances in Tubarão 6 in November.

In January 2021, Vale resumed production at Vargem Grande pellet plant, halted since February 2019. With a nominal capacity of 7 Mtpy, the plant is expected to produce approximately 4-5 Mtpy in 2021, according to its ramp-up and pellet feed availability.

10

VALE

Manganese ore and ferroalloys

000' metric tons	4Q20	3Q20	4Q19	2020	2019	% change 4Q20/ 3Q20	4Q20/ 4Q19	2020/ 2019
MANGANESE ORE PRODUCTION	119	109	450	740	1,576	9.2%	-73.6%	-53.0%
Azul	-	-	251	230	1,003	-	-100.0%	-77.0%
Urucum	93	89	164	423	411	4.6%	-43.2%	2.8%
Morro da Mina	26	20	35	87	162	33.4%	-25.7%	-46.4%
MANGANESE ORE SALES	461	428	570	1,378	1,063	7.7%	19.1%	29.6%
FERROALLOYS PRODUCTION	15	15	28	73	151	-	-46.4%	-51.7%
FERROALLOYS SALES	15	15	35	67	127	0.0%	-57.1%	-47.2%

Production and sales overview

Manganese ore production totaled 119 kt in 4Q20, 9.2% higher than in 3Q20, as a result of (i) performance improvement at the beneficiation plant in Morro da Mina; and (ii) higher productivity of the mining fronts, due to a greater supply of ROM at the Urucum Mine. Azul mine operations remain suspended as effect of the Covid-19 pandemic, with sales being sustained by inventories. Ferroalloys production and sales volumes remained in line with the previous quarter.

11

VALE

Nickel

Finished production by source

000' metric tons	4Q20	3Q20	4Q19	2020	2019	% change 4Q20/ 3Q20	4Q20/ 4Q19	2020/ 2019
Canada	22.2	18.9	26.1	89.6	97.4	17.5%	-14.9%	-8.0%
Sudbury	11.2	6.5	15.3	43.2	50.8	72.3%	-26.8%	-14.8%
Thompson	2.1	2.2	2.8	10.6	11.3	-4.5%	-25.0%	-6.2%
Voisey's Bay	8.9	10.1	8.0	35.7	35.4	-11.9%	11.3%	0.8%
Indonesia	20.2	15.3	20.7	71.6	68.1	32.0%	-2.4%	5.0%
New Caledonia[1]	5.1	8.5	4.8	31.0	23.4	-40.0%	6.3%	32.5%
Brazil	6.6	3.2	3.3	16.0	11.6	106.3%	100.0%	37.9%
Feed from third parties[2]	1.8	1.3	1.83	6.6	7.3	38.5%	-1.6%	-10.0%
NICKEL PRODUCTION	55.9	47.1	56.7	214.7	208.0	18.7%	-1.4%	3.2%
NICKEL PRODUCTION EX-VNC[3]	50.8	38.6	51.9	183.7	184.6	31.6%	-2.1%	-0.5%
NICKEL SALES	66.1	58.2	47	210.9	205.7	13.6%	40.6%	2.5%

[1] 2Q20 production number was reconciled from 10.4 kt to 9.5 kt.
[2] External feed purchased from third parties and processed into finished nickel in our Canadian operations.
[3] Nickel ex-VNC production by site totaled 193.2 kt in 2020

Production Variation (4Q20 x 3Q20)
kt



47.1
3.3
4.9
-3.4
3.4
0.5
55.9
3Q20
Canada
Indonesia
New Caledonia
Brazil
Feed from thrid parties
4Q20

Production and sales overview

In nickel business, maintenance works planned for 1H20 had to be postponed into 3Q20 due to COVID-19 which caused production in that quarter to be abnormally low, setting production to normal rates into 4Q20.

Nickel sales volumes were 66.1 kt in 4Q20, 13.6% higher than 3Q20, mostly as a result of higher production allowed Vale to take advantage of better prices environment.

Canadian operations

Sudbury-source ore production reached 11.2 kt in 4Q20, 72.3% higher than 3Q20 mainly due to extended maintenance work carried out in 3Q20, which allowed for higher production rates in 4Q20.

12

Voisey’s Bay-source ore production reached 8.9 kt in 4Q20, 11.9% lower than 3Q20 as a result of productivity challenges during ramp up after scheduled maintenance start at Long Harbour Refinery in 3Q20. Indonesian operation (PTVI) Production of finished nickel from PTVI source reached 20.2 kt in 4Q20, 32.0% higher than 3Q20, mainly as a result of increased consumption of PTVI source ore at Clydach refinery after scheduled maintenance in 3Q20. The consumption of PTVI feed stored in Clydach during 3Q20 maintenance, reduced the lead time between mine and refinery production setting up the stage for a strong quarter production rate. Nickel in matte production at PTVI site reached 16.4 kt in 4Q20, 16% lower than 3Q20, mainly due to lower feed grade from PTVI ore source and reduced productivity during ramp up after scheduled maintenance in 4Q20. New Caledonia operation (VNC) Production of finished nickel from VNC source, reached 5.1 kt in 4Q20, 40.0% lower than 3Q20, mainly due to 50 days of blocked access to mine and plant roads in 2020 caused by independence activist protests in New Caledonia. The plant operations have been halted since December 10th, 2020, until safe work and community conditions prevail and protests near the site ends. Brazilian operation (Onça Puma) Production at Onça Puma reached 6.6 kt in 4Q20, 106.3% higher than 3Q20, as a result of the successful maintenance works during 3Q20, which allowed for a strong performance quarter in 4Q20. 13

Copper

Finished production by source

000' metric tons	4Q20	3Q20	4Q19	2020	2019	% change 4Q20/ 3Q20	4Q20/ 4Q19	2020/ 2019
BRAZIL	67.5	67.6	58.8	260.5	254.9	-0.1%	14.8%	2.2%
Salobo	43.9	45.4	51.9	172.7	189.4	-3.3%	-15.4%	-8.8%
Sossego	23.7	22.2	6.9	87.7	65.5	6.8%	243.5%	33.9%
CANADA	25.9	20.0	31.6	99.6	126.2	29.5%	-18.0%	-21.2%
Sudbury	18.5	13.1	23.3	76.5	92.8	41.2%	-20.6%	-17.6%
Thompson	0.1	0.2	0.2	0.8	0.9	-50.0%	-50.0%	-11.1%
Voisey's Bay	6.2	5.7	6.3	17.8	25	8.8%	-1.6%	-28.8%
Feed from third parties	1.2	1.0	1.9	4.5	7.5	20.0%	-36.8%	-40.0%
COPPER PRODUCTION	93.5	87.6	90.3	360.1	381.1	6.7%	3.5%	-5.5%
COPPER SALES	93.0	80.6	87.8	346.3	365.2	15.4%	5.9%	-5.2%
Copper Sales Brazil	66.7	62.3	55.0	247.2	243.7	7.1%	21.3%	1.4%
Copper Sales Canada	26.3	18.3	32.8	99.1	121.6	43.7%	-19.8%	-18.5%

Production Variation (4Q20 x 3Q20) kt



87.6
0.0
5.9
93.5
3Q20
Brazil
Canada
4Q20

Production and sales overview

In 4Q20, copper production reached 93.5 kt, 6.7% higher than 3Q20, as a result of: (i) strong performance at Sossego due to increased productivity and higher feed grade, and (ii) successful ramp up following scheduled maintenances in 3Q20 of mines and plants in Canada. These increases were partially offset by lower production from Salobo operations.

In 4Q20, copper production in Salobo was impacted by reduced plant productivity due to unscheduled maintenance and an incident which led Vale to review and halt mine activities for 9 days and plant activities for 4 days in Salobo, during which changes in maintenance routines have been implemented to improve operations and safety conditions.

14

Sales volumes13 of copper were 93 kt in 4Q20, 15.4% higher than 3Q20 mostly as a result of higher production and favourable market conditions. 13 Sales volumes are lower compared to production volumes due to payable copper vs. contained copper content: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than production volumes. 15

Cobalt and other by-products

Finished production by source

						% change		
Metric tons	4Q20	3Q20	4Q19	2020	2019	4Q20/3Q20	4Q20/4Q19	2020/2019
COBALT	1,042	1,223	1,141	4,672	4,376	-14.8%	-8.7%	6.8%
Sudbury	96	61	137	454	495	57.4%	-29.9%	-8.3%
Thompson	15	10	21	60	80	50.0%	-28.6%	-25.0%
Voisey's Bay	388	464	364	1,592	1,608	-16.4%	6.6%	-1.0%
VNC	416	601	516	2,197	1,703	-30.8%	-19.4%	29.0%
Others	127	86	103	369	490	47.7%	23.3%	-24.7%
PLATINUM (000' oz troy)	31	26	45	140	148	19.2%	-31.1%	-5.4%
PALLADIUM (000' oz troy)	38	37	56	186	182	2.7%	-32.1%	2.2%
GOLD BY-PRODUCT (000' oz troy)	120	116	132	469	480	3.4%	-9.1%	-2.3%

16

VALE

Coal Metallurgical Coal 658 756825 3,095 4,032 -12.9% -20.2% -23.2% Metallurgical Coal 884 8091,017 2,914 4,427 9.2% -13.1% -34.2% Production Variation (4Q20 x 3Q20) Mt Production and sales overview Coal production totalled 1.2 Mt in 4Q20 and 5.9 Mt in 2020, reflecting the impacts of the COVID-19 pandemic on the seaborne demand and postponement of the plant’s revamp project from March to November 2020. After reaching a coal production record in March, compared to the previous 15 months, Vale decelerated production in Moatize in April and temporarily stopped production in June when inventories at mine built up to its storage limits. As previously reported, Vale decided to resume its maintenance plan in November 6th, 2020. The first phase of the revamp project, which includes coal handling and processing plant revitalization, is currently running on scheduled. During this period, the material flow, services rendered, and movement of people were carried out without major challenges. Due to the plant’s revamp, production slowed and decreased 12.3% compared to 3Q20, however, inventory levels supported the 4Q20 sales increase. 17 Thermal Coal6515721,025 2,9534,35613.8%-36.5%-32.2% Thermal Coal5726461,051 2,7834,738-11.5%-45.6%-41.3% COAL SALES1,5351,381 2,042 5,8678,78411.1%-24.9%-33.2% % change 000’ metric tons4Q203Q20 4Q19 202020194Q20/3Q20 4Q20/4Q19 2020/2019 COAL PRODUCTION1,2301,402 1,876 5,8788,770-12.3%-34.4%-33.0%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 3, 2021		Head of Investor Relations